UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Unit 504, Building 3 Studio City

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Unregistered Issuance of Equity Securities; Entry into Material Definitive Agreements

On July 3, 2025, Lytus Technologies Holdings PTV. Ltd. (the “Company”) issued to the Lytus Trust, an entity controlled by Dharmesh Pandya, the Chief Executive Officer of the Company, an aggregate of 3,800,000,000 restricted common shares, par value $0.01 per share, of the Company (the “Common Shares”), which shares the Company intends to subsequently allocate to the Company’s management and/or employees in consideration for their respective services provided to the Company.

Additionally, on July 7, 2025, the Company entered into common share purchase agreements (collectively, the “Purchase Agreements”) with two investors (the “Purchasers”), pursuant to which the Company issued and sold to the Purchasers at closing on such date an aggregate of 965,000,000 Common Shares at a purchase price of $0.016 per share, for aggregate gross proceeds of $15,440,000.

Each of the issuances of the Common Shares described in this Report on Form 6-K (this “Report”) to the Lytus Trust and to the Purchasers were exempt from registration under Securities Act of 1933, as amended, in reliance on Regulation S promulgated thereunder. No placement agent was involved in connection with the sale and issuance of the Common Shares to the Purchasers. As a result of such issuances, the number of Common Shares outstanding increased from 179,997,491 to 4,944,997,491, which is the current number of Common Shares outstanding as of the date of this Report. The Company intends to use the net proceeds from the sale of the Common Shares to the Purchasers for working capital and other purposes as approved by the board of directors of the Company.

A copy of the form of Purchase Agreement is attached as Exhibit 10.1 hereto and is incorporated herein by reference. The foregoing summary of the Purchase Agreements is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Form of Common Share Purchase Agreement, dated July 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2025
Lytus Technologies Holdings PTV. Ltd.

	By:	/s/ Dharmesh Pandya
		Name:	Dharmesh Pandya
		Title:	Chief Executive Officer

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